[COLUMBIA THREADNEEDLE LETTERHEAD]

May 1, 2021

Wanger Advisors Trust

71 S. Wacker Drive

Suite 2500

Chicago, Illinois 60606

Ladies and Gentlemen:

Columbia Wanger Asset Management, LLC (“CWAM”) hereby contractually undertakes, for the term specified below, with respect to Wanger Select (the “Fund”), a series of Wanger Advisors Trust (“WAT”), to waive 20 basis points of the Fund’s advisory fee otherwise payable to CWAM under the WAT investment advisory agreement.

This undertaking will be in effect from May 1, 2021 through April 30, 2022, unless otherwise agreed to in writing by CWAM and the Boards of Trustees of WAT. When determining whether the Fund’s total expenses exceed any applicable expense cap under another contractual or voluntary fee waiver or expense reimbursement arrangement between the Fund and CWAM or its affiliates, the Fund’s net advisory fee (that is, the advisory fee payable after application of the advisory fee waiver established hereby) will be used to calculate the Fund’s total expenses.

CWAM acknowledges and agrees that it shall not be entitled to collect on or make a claim for waived fees that are the subject of this undertaking at any time in the future.

Very truly yours,

COLUMBIA WANGER ASSET MANAGEMENT, LLC

By:	/s/ Michael G. Clarke

Name: Michael G. Clarke
Title: CFO & Assistant Treasurer

Agreed and accepted by

WANGER ADVISORS TRUST, on behalf of its series Wanger Select

By:	/s/ Stephen Kusmierczak
Name: Stephen Kusmierczak
Title: President